

Mail Stop 3561

April 10, 2017

Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245-5012

> **Re:** **Mattel, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **File No. 001-05647**

Dear Mr. Farr:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure